22 February 2005


05006130


SEC MAIL PROCESSING
RECEIVED
FEB 28 2005
WASH, D.C. 213 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

SUPPL

Attention Office of International Corporate Finance,
Division of Corporation Finance

Re David Jones Limited (File No. 82-4230) -
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sirs

David Jones Limited
Second Quarter 2005 Sales Results

I am submitting the attached information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Very truly yours,
DAVID JONES LIMITED

PROCESSED
MAR 04 2005
THOMSON FINANCIAL

John McRae
Company Secretary

DAVID JONES

David Jones Limited A.C.N. 000 074 573

86-108 Castlereagh Street Sydney NSW 2000 Australia **Telephone 02 9266 5544**

Releases - Securities USA.doc



For Immediate Distribution 22 February 2005

DAVID JONES LIMITED INCREASES FY05 PROFIT GUIDANCE FOLLOWING SALES GROWTH OF 5.5% IN 1H05

- **2Q05 Sales Revenue** of **$559.6 million, up 4.7%*** on 2Q04 (on a like-for-like, calendar week-adjusted basis)
- **1H05 Sales up 5.5%** on 1H04
- On track to deliver **Cost Savings target in FY05**
- **FY05 Guidance increased to top end of 5% - 10% Profit after Tax growth target** (from 5% growth) **over FY04**

David Jones Limited (DJS) today reported **Sales revenue of $559.6 million** for the second quarter of the 2005 financial year **(2Q05)** being the period 31 October 2004 to 29 January 2005.

This represents a Sales revenue increase of **4.7%*** on a **'like-for-like, calendar week adjusted' basis.** This adjustment takes into account:

- the closure of David Jones' Rockingham store on 31 July 2004 by extracting the Rockingham Sales contribution in 2Q04; and
- the fact that the FY05 reporting period started one week later than FY04 due to FY04 being a 53 week year. As highlighted at the time of the 1Q05 Sales announcement, this resulted in a positive impact of approximately 2% in 1Q05, which was broadly reversed in 2Q05.

On an "actual basis" utilising statutory weeks, 2Q05 Total Sales (including the Rockingham store, which closed on 31/7/04) grew by 2.9% compared to 2Q04 when Sales were $543.7 million.

David Jones' Sales Revenue for the first half of the 2005 financial year **(1H05)** (utilising statutory weeks and including Rockingham) **increased by 5.5%** compared to 1H04, from $926.3 million in 1H04 to **$977.7 million in 1H05**.

David Jones CEO Mr Mark McInnes said, "In light of the 5.5% Sales growth that we have reported for the first half of FY05 and the good progress we are making on our Cost Efficiencies program, we have **increased our Profit after Tax (PAT) Guidance for FY05.** In our FY04 Profit announcement we stated that we expected a 5% increase in PAT in FY05 over FY04. We have now revised this up to the top end of our long-term annual target of **5% - 10% PAT growth** (as outlined at the Strategic Review in June 2003).



"Having said that, it is difficult to forecast how the second half of FY05 will evolve, with the expectation of interest rate increases and retailers increasingly fighting for revenue. We are very conscious of the fact that we are operating in a much tougher, competitive environment and this should be kept in mind in the short-term when considering our PAT guidance for FY05.

"Despite this uncertainty in the economic outlook, we are confident in our business model, hence our decision to increase our guidance for FY05 to the top end of our target range," Mr McInnes said.

TOTAL SALES

PERIOD	FY05 $mil	FY04 $mil	% INCREASE
Total 2Q Sales adjusted utilising Calendar weeks and excluding discontinued business (i.e. closure of Rockingham store on 31/7/04)	$559.6	$534.3	4.7%
Total Actual 2Q sales including discontinued business (Rockingham store) & utilising Statutory weeks: • 2Q05 – 31/10/04 to 29/01/05 versus • 2Q04 – 26/10/03 to 24/01/04	$559.6	$543.7	2.9%
Total Actual Sales for 1H utilising Statutory weeks and including Rockingham store which closed 31/7/04	$977.7	$926.3	5.5%

NOTE: *For a more detailed breakdown of the Sales on a Total Group basis and a "Like-for-Like" basis refer to Annexure A attached to this Release.*

Mr McInnes said, "Our performance in the second quarter of the financial year is a very important component of our overall performance for the year. We are pleased therefore to have delivered 4.7%* 'like-for-like' Sales growth this quarter, especially as this cycles off our solid growth in 2Q04.

"We were particularly pleased with the Sales contribution delivered by the newly refurbished Ground and Lower Ground floors of our Elizabeth Street store. Our Bondi Junction store traded its first like-for-like quarter in 2Q05 following the completion of the total refurbishment of that store in November 2003. We continue to be delighted by the performance of this store.



"Other major contributors to our Sales performance this quarter include excellent sales in our Womens Wear, Accessories, Cosmetics, Shoes and in particular our Home Entertainment & Appliances categories which benefited from our promotional program and key Christmas gift items such as iPods," Mr McInnes said.

The Company continued to monitor its Shareholder Rewards Program throughout the quarter to ascertain the extent of additional sales being generated by new shareholders applying to join the program, following the cessation of the Coles Myer shareholder card on 31 July 2004. As was the case in 1Q05, relatively small additional sales were generated by new shareholders applying for and utilising the program in 2Q05.

Mr McInnes said, "Sales performance throughout this quarter was quite varied. Consistent with the trend experienced in 2Q04, Clearance sales in January grew at a greater rate than pre-Christmas Sales.

"As highlighted at our 1Q05 Sales announcement we expect Gross Profit to be in the middle of our target range of 36.5%-36.9% for the year. This is due to the increasingly competitive environment we are operating in, the category mix of our Sales, the Christmas versus Clearance sales trend and the fact that the biggest selling Christmas items this quarter were low margin products such as iPods," Mr McInnes said.

TRADING ENVIRONMENT AND OUTLOOK

The Company reiterates the comments it made at the time of its 4Q04 and 1Q05 Sales announcements in relation to economic outlook, stating that independent economists continue to suggest a slowing down in consumer spending in calendar 2005.

Mr McInnes said, "As we have previously stated, we are confident in our business model and anticipate our sales performance in FY05 will be a tale of two halves, with the softening being felt in the second half.

"We are already experiencing and expecting a tough competitive trading environment, with retailers reacting by competing more aggressively for Sales revenue.

"Despite the expectation of a tough second half in terms of Sales growth, we have, due to our confidence in the effectiveness of our Cost Efficiencies program and the disciplined execution of our tight inventory Management policy, increased our FY05 PAT guidance to the top end of our target range," Mr McInnes said.

STRATEGIC REVIEW UPDATE

An update on progress being made in the Company's Cost Efficiencies program and its Capital Management Review will be provided at the 1H05 results announcement in March 2005.



Mr McInnes said, "Our Cost Efficiencies program is tracking well as is our Capital Management review.

"We believe we will be able to continue to grow shareholder returns even in a slower sales growth environment, " Mr McInnes said.

ENDS

FOR FURTHER INFORMATON CONTACT:
Helen Karlis
General Manager Corporate Affairs and Investor Relations
David Jones Limited
02 9266 5960
0404 045 325

NOTE: ** Refers to "like-for-like" Sales which:*

1. *exclude the discontinued business of the Rockingham Western Australia store (which was closed on 31 July 2004); and*
2. *have been adjusted utilising calendar weeks to take into account the impact of the later start of FY05 due to FY04 being a 53 week trading year.*



ANNEXURE A

TABLE A: TOTAL GROUP SALES INCLUDING DISCONTINUED BUSINESSES (i.e. Rockingham store which closed 31/7/04)

PERIOD	FY05 $mil	FY04 $mil	% INCREASE
Total Group Actual 2Q Sales utilising Statutory weeks: • 2Q05 – 31/10/04 to 29/01/05 versus • 2Q04 – 26/10/03 to 24/01/04	$559.6	$543.7	2.9%
Total Group Adjusted 2Q Sales utilising Calendar weeks	$559.6	$535.7	4.5%
Total Group Actual 1H Sales utilising Statutory weeks: • 2Q05 – 31/10/04 to 29/01/05 versus • 2Q04 – 26/10/03 to 24/01/04	$977.7	$926.3	5.5%
Total Group Adjusted 1H Sales utilising Calendar weeks	$977.7	$924.8	5.7%

TABLE B: 'LIKE-FOR-LIKE' STORE SALES EXCLUDING DISCONTINUED BUSINESSES (i.e. Rockingham store which closed 31/7/04)

PERIOD	FY05 $mil	FY04 $mil	% INCREASE
"Like-for-Like" Actual 2Q Sales utilising Statutory weeks: • 2Q05 – 31/10/04 to 29/01/05 versus • 2Q04 – 26/10/03 to 24/01/04	$559.6	$542.4	3.2%
"Like-for-Like" Adjusted 2Q Sales utilising Calendar weeks	$559.6	$534.4	4.7%
"Like-for-Like" Actual 1H Sales utilising Statutory weeks: • 2Q05 – 31/10/04 to 29/01/05 versus • 2Q04 – 26/10/03 to 24/01/04	$977.7	$924.0	5.8%
"Like-for-Like" Adjusted 1H Sales utilising Calendar weeks	$977.7	$922.5	6.0%